Filed pursuant to Rule 253(g)(2)

File No. 024-11569

SUPPLEMENT NO. 1 DATED APRIL 29, 2024

TO OFFERING CIRCULAR DATED AUGUST 28, 2023

7901 4th St N STE 4916

St. Petersburg, Florida 33702

415-295-6008

www.provenskincare.com

EXPLANATORY NOTE

This Supplement No. 1 to the Offering Circular should be read in conjunction with the Offering Circular dated August 28, 2023, and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular, can be found HERE

PROVEN Group, Inc. (the “company”) has recently filed its annual report on Form 1-K, which contains more recent information on the company, including audited financial statements for the fiscal year ending on December 31, 2023. The Form 1-K can be found HERE .